January 23, 2007

Via Federal Express & Edgar

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Mail Stop 6010
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	SRKP 7, Inc. Amendment No. 1 to Form SB-2 Filed December 1, 2006 File No. 333-137208
Dear Mr. Mancuso:

This is in response to your comment letter dated December 15, 2006.

Amendment No. 1 to Form SB-2

Prospectus cover

1.
We note your response to comment 1 in our letter to you dated October 4, 2006. Your revised disclosure does not disclose the price at which your selling shareholders will sell their securities, therefore, we reissue the first sentence of comment 1.

Company Response

We have revised the disclosure to reflect the fact that until the Company’s shares are traded on the OTC Bulletin Board, the shares will be sold at a fixed price of $0.33, the price of the private placement.

The Offering, page 2

2.	Please ensure that the information disclosed here matches the number of securities included in the fee table and the numbers in your table of selling stockholders.

Company Response

We have corrected the minor error in the fee table to reflect the fact that 6,135,579 shares are being sold rather than 6,135,581 shares.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

Risk Factors, page 5

If our products were derived from tissue or other samples from a patient..., page 13

3.
We note your response to comment 9. However, that comment sought disclosure in your prospectus. Please revise your document to disclose when the negotiations began and update any changes in the status of the negotiations. If the negotiations are completed, please file the resulting agreement as an exhibit and disclose in an appropriate section of your document the material terms, including duration and termination provisions.

Company Response

We have indicated in the Risk Factor that the Company has entered into Agreement with the University of Regensburg and have described the terms under “BUSINESS - Access for Clinical Materials.”

Management’s Discussion and Analysis, page 24

Results of Operations, page 26

4.
Please refer to prior comment 16. We note your expanded disclosure included under “Going Concern” on page 27 about the additional funding of approximately $2.3 million to establish a wet laboratory. However, to adequately address all of the requirements in Item 303(a) of Regulation S-B, add a separate section to describe in detail your plan of operations for the next twelve months.

Company Response

We have added a separate section pursuant to your request.

Research and Development Costs, page 26

5.
We note in the first sentence of the second paragraph of this section that you state the current amount due pursuant to the CRADA “was recorded as a liability”. Based on your response to prior comment 49 and revisions made on the balance sheet as of September 30, 2006, please tell us where the referenced liability is presented in your September 30, 2006 balance sheet or revise the filing as necessary based on oar concern.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

Company Response

The following is the first sentence of the second paragraph under Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three Months and Nine Months Ended September 30, 2006 - Research and Development Costs.

“The current amount due pursuant to the CRADA was recorded as a liability with the related amount of such contract recorded as advances on research and development contract services on our balance sheet.”

In order to clarify this issue, the Company has revised this sentence as follows:

“The amount currently due pursuant to the CRADA was recorded as a liability (and was subsequently reduced by any applicable payments), with the related amount of such contract recorded as advances on research and development contract services on our balance sheet.”

At June 30, 2006, the liability related to current amounts due under this contract was $197,000 ($200,000 less payments of $3,000 in May and June 2006), which was paid in full on July 6, 2006. The final payment of $200,000 under the CRADA is not currently due; pursuant to the contract, it is due within 30 days of March 22, 2007. Accordingly, there was no liability under the CRADA at September 30, 2006.

Also, please refer to the Company’s response to Comment No. 15 below.

Intellectual Property, page 29

6.	Please file and disclose the material terms of the December 2006 agreement mentioned in your response to prior comment 19.

Company Response

We have included those terms under “Access to Clinical Materials.” The Company has filed an 8-K with respect to the Agreement and included a copy thereof as an Exhibit.

7.
Please name the patent counsel mentioned in the fourth paragraph. Also, file counsel’s consent as an exhibit that expressly states that counsel consents to your summarization of its opinion in the registration statement.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

Company Response

The patent counsel’s firm has a policy about being named as an expert. In lieu of the reference to the patent counsel, we have revised the sentence to indicated that the “we have been advised that….”

Government Regulation, page 34

8.	We note your response to prior comment 24. Please disclose the nature of the FDA regulation to which you will be subject when you “begin to pursue clinical trials.”

Company Response

We have added the requested disclosure.

Management, page 35

9.
We note your response to prior comment 28 and the description of Dr. Palmedo’s work for the Government of Sudan in 1980. However, you did not address whether you have other past, current or anticipated contacts with Sudan, through subsidiaries, affiliates or other direct or indirect arrangements. If you have no past, current or anticipated contacts with Sudan in addition to Dr. Palmedo’s contacts described in your December 1, 2006 letter, please state so.

Company Response

The Company has never had nor does it anticipate having any contact with Sudan directly or indirectly.

Scientific Advisory Committee, page 37

10.
We note your revised disclosure in response to comment 31. It is not clear why you have identified the committee in the management section of your prospectus given your response that the committee does not serve any management function. Please move this disclosure to an appropriate section of your prospectus.

Company Response

The disclosure was in a separate section. We have adjusted the heading to minimize confusion.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

Security Ownership, page 39

11.	Please provide the disclosure requested in the last sentence of prior comment 32.

Company Response

We have made the disclosure.

General, page 40

12.	Please tell us why your disclosure in response to prior comment 39 does not address the warrants mentioned in the fourth paragraph on page 40.

Company Response

We have added the warrants issued to WestPark Capital.

Selling Stockholders, page 41

13.	We note your response to comment 40. However, it does not appear that the selling stockholder table has been revised to address the comment. We reissue comment 40.

Company Response

We respectfully point out that we believe that the table complies with the instructions to Form SB-2 and Regulation S-B. Additionally, the Company does not have the information as to the beneficial owners of trust and pension plans from investors who purchased substantially less than 5% of the Company’s outstanding shares.

Financial Statements, page F-1

14.	Please expand your response to prior comment 44 to cite with specificity the authority that permits you to incorporate a Form 8-K into a Form SB-2.

Company Response

The following is the last sentence of the third paragraph of Note 1. Organization and Basis of Presentation to the Company’s condensed consolidated financial statements at December 31, 2005 and September 30, 2006:

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

These financial statements should be read in conjunction with the audited financial statements that were included in the Company’s Current Report on Form 8-K, as filed with the SEC on July 7, 2006.

It is not the Company’s intention to incorporate by reference these financial statements into the SB-2/A registration statement, nor does the Company believe that the foregoing statement does so. The purpose of this statement is to refer the reader to other related financial statements available in the Company’s previously filed Current Report on Form 8-K, similar to what is done by registrants in the presentation section of the notes to interim financial statements, wherein the reader is referred to the registrant’s audited financial statements previously filed in a Form 10-KSB Annual Report.

If the Staff continues to object to this disclosure, the Company is prepared to remove it from the registration statement.

Note 6. Commitments and Contingencies, page F-21

15.
Please refer to prior comment 49. We note the revisions made on the balance sheet as of September 30, 2006 and see you now present an asset labelled “advances on research and development contract services, net” of $100,000. We further note that through the end of this period you have made aggregate payments of $200,000 and recorded research and development expenses of $100,100 in connection with the CRADA agreement. It is still not clear to us why the $100,000 “advance” satisfies the definition of an asset as described in paragraph 25 of CON6. Please tell us and revise the notes to the financial statements to specifically indicate why you believe it is appropriate to record the referenced amount as an asset. Alternatively, revise the filing as necessary to expense the amount in question. Your response should address whether you have the right to receive a refund or return of amounts paid (and presented as an asset) under the agreement in this regard Article 10.3 of the agreement appears to indicate no such right exists. Note the guidance at SFAS 2 and the concepts outlined in FIN 4. Finally, we note you included a copy of the agreement in Exhibit 10.1. Please revise the filing to attach Appendix B, which includes the payment schedule as indicated in Article 5.3 of the CRADA, to this exhibit.

Company Response

Please find attached as Appendix A an analysis of the accounts related to the Company’s research and development activities from August 9, 2005 (inception) through September 30, 2006, which has been provided in order to assist the Staff in reviewing the Company’s response to this comment as shown below.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

The Company has reviewed the definition of an asset as contained in CON 6, paragraphs 25 through 31, and notes the following:

The common characteristic possessed by all assets is “future economic benefit” (Par. 28). The right to receive services of other entities for specified or determinable future periods can be assets of particular entities (Par. 31). Although the ability of an entity to obtain benefit from an asset and to control others’ access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways (Par. 26). Money (i.e., cash) was expended in regard to this transaction, and is the basis for its value and future economic benefits (Par. 29).

The Company has reviewed SFAS 2, “Accounting for Research and Development Costs”. The Company acknowledges that SFAS 2 states that all research and development costs encompassed by SFAS 2 shall be charged to expense when incurred [emphasis added] (Par. 12), and that the cost of services performed by others in connection with research and development activities by an enterprise, including research and development conducted by others on behalf of the enterprise, shall be included in research and development costs (Par. 11d). The Company has also reviewed FIN 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”, which discusses the applicability of SFAS 2 to the cost of tangible and intangible assets to be used in research and development activities of an enterprise when those assets are acquired in a business combination accounted by the purchase method. The Company does not believe that the concepts contained in FIN 4 are applicable to the matters discussed herein.

The Company believes that the funds paid to The U.S. Department of Health and Human Services (as represented by the National Institute of Neurological Disorders and Stroke, or the “ICD”), pursuant to the CRADA effective March 22, 2006, represent an advance on research and development costs and therefore have future economic benefit. As such, the Company believes that such costs should be charged to expense when they are actually expended by the provider, which is, effectively, as they perform the research activities that they are contractually committed to provide. Absent information that would indicate that a different expensing schedule is more appropriate (such as, for example, from the achievement of performance milestones or the completion of contract work), the Company believes that such advances should be expensed over the contractual service term on a straight-line basis, which reflects a reasonable estimate of when the underlying research and development costs are being incurred. Since the Company’s payments under the CRADA during May, June and July 2006 aggregating $200,000 are intended to fund ongoing research and development activities through March 2007, the Company believes that charging the amounts paid under the CRADA to expense at the time of the actual payments is not appropriate under the circumstances, and would provide a distorted presentation in the financial statements.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

Although the CRADA does not specifically provide for a right of refund or return of amounts paid, the Company does not believe that this would prevent the payments from being accounted for as an asset. As noted in CON 6, Par. 26, although the ability of an entity to obtain benefit from an asset and to control others’ access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways. The Company has a legally binding, fully enforceable, contract requiring the ICD to perform certain activities and to therefore deliver specific future benefits to the Company, and the Company has paid in full the consideration provided for under the contract on a timely basis. In addition, Article 10.3 of the CRADA specifically refers to the ICD’s right to retain funds previously received by it, at its option, only in the event of a unilateral termination by the Company. As such, the triggering of this provision in Article 10.3 is fully under the control of the Company, and the Company does not believe that it should prevent the accounting treatment noted above.

The Company will revise the notes to its financial statements to more fully explain the accounting for this contract.

We have refiled the entire agreement, as amended, with all appendices.

Recent Sales of Unregistered Securities, page II-2

16.	With a view toward disclosure, please tell us the date and amount of the reverse split mentioned in the first sentence. Also tell us when shareholders approved the split.

Company Response

We have added a sentence referring to the stock dividend of 11% to stockholders of record on May 18, 2006 and deleted the reference to a reverse stock split.

17.	Please provide us a table that clearly reconciles the information in this section with the number of your outstanding shares.

Company Response

We attach a table as Appendix B which reconciles the information.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

Undertakings, page II-4

18.
We note your revised disclosure and response to comment 52. It does not appear that you have provided the 512(a)(4) undertakings. Please provide the undertakings required by Item 512(a)(4) of Regulation S-B.

Company Response

We respectfully point out that Item 512(a)(4) refers to a primary offering of securities and is not applicable to this offering.

Exhibits

19.	We note your response to prior comment 53. Please file complete exhibits with all attachments.

Company Response

We have included all attachments to the exhibits.

Signatures

20.	We reissue prior comment 55 in part. Please clarify below the second paragraph required on the Signature page who is signing the document in the capacity of controller or principal accounting officer.

Company Response

We have indicated that Dr. Kovach is signing the document in his capacity as principal accounting officer.

21.	Please clarify whether a majority of your board of directors signed the document.

Company Response

As indicated in the document, there are only two directors, both of whom are signatories. Dr. Kovach executed the Registration Statement on behalf of Dr. Palmedo as attorney in fact.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
January 23, 2007

Form 10-QSB filed November 14, 2006

Item 3. Controls and Procedures, page 19

22.
We note that your disclosure under the caption “Changes in Internal Controls” refers only to internal controls. In future filings, if you are referring to the information in Item 308(c) of Regulation S-B, please revise to state clearly that you are referring to internal controls over financial reporting.

Company Response

We note your comment.

Please address any additional comments or questions to the undersigned at (310) 789-1290.

Sincerely,

/s/ David L. Ficksman
David L. Ficksman
         of
Troy & Gould

Appendix A

SRKP 7, Inc.
Analysis of R&D Related Accounts
Period from August 9, 2005 (Inception) to September 30, 2006

		Advance
		on R&D		R&D
		Contract		Contract	R&D
		Service		Liability	Expense

8/9/2005	Balance at inception	$-		$-	$-
3/22/2006	Record CRADA contract:
	1st payment due within 180 days	$200,000		$200,000
	2nd payment due within 30 days of first anniversary	$200,000	(A)	$200,000
5/11/2006	Payment made towards first installment			$(1,000)
6/4/2006	Payment made towards first installment			$(2,000)

6/30/2006	Amortization for the quarter ($200,000 / 12 mo x 3 mo)	$(50,000)			$50,000

6/30/2006	Balance	$350,000		$397,000	$50,000
7/6/2006	Payment made towards first installment			$(197,000)
9/15/2006	Other R&D expense paid				$100
9/30/2006	Amortization for the quarter ($200,000 / 12 mo x 3 mo)	$(50,000)			$50,000

9/30/2006	Reclassify commitment not yet due against the related asset	$(200,000	) (A)	$(200,000)
9/30/2006	Balance	$100,000		$-	$100,100

02392/0001 150480.1

Appendix B
SRKP 7, INC. and SUBSIDIARY
Recap of Common Share Transactions
Inception to September 30, 2006

		Pre-		Post-
		Reverse Merger		Reverse Merger
		Shares		Shares
		Lixte, Inc.	SRKP 7, Inc.	SRKP 7, Inc

5/26/05	Initial sale of common stock for $25,000		2,700,000

10/3/05	Initial sale of common stock for $1,500	1,500

5/17/06	Private placement for $100,000		905,000

5/18/06	11% stock dividend		400,556

6/30/06	Reverse merger transaction:
	Shares issued to Lixte, Inc. stockholders	(1,500)		19,021,786
	Shares issued to SRKP 7, Inc. stockholders		(4,005,556)	4,005,177

6/30/06	Private placement at $0.333 per share			1,973,869

7/27/06	Private placement at $0.333 per share			1,581,351

9/30/06	Total shares outstanding	0	0	26,582,183